

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 14, 2017

Via E-Mail
Brian Dally
President, Chief Executive Officer and Director
Groundfloor Finance Inc.
75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308

   Re: **Groundfloor Finance Inc.**
         Offering Statement on Form 1-A
         Post-qualification Amendment No. 50
         Filed September 6, 2017
         File No. 024-10496

Dear Mr. Dally:

    We have reviewed your amendment and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

1. Your website appears to offer an automatic investment program whereby investors may auto-invest in loans. Please provide your analysis of how this program complies with Section 5 of the Securities Act.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3215 if you have any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Nick Bhargava